Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of BELLUS Health Inc.’s operations and financial performance for the three and nine-month periods ended September 30, 2020. In this MD&A, unless the context otherwise requires, the terms “BELLUS Health”, “we”, “us”, and “our” refer to BELLUS Health Inc. This document should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2020, as well as our audited consolidated financial statements for the year ended December 31, 2019.

We prepare our condensed consolidated interim financial statements in accordance with the International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements and MD&A for the three and nine-month periods ended September 30, 2020 have been reviewed by our Audit Committee and approved by our Board of Directors. This MD&A was prepared by management with information available as at November 11, 2020. Additional information regarding our business and other matters, including related-party transactions, contractual obligations, financial risk management, disclosure controls and procedures, internal control over financial reporting, and risks and uncertainties, can be found in our Annual Report and Annual Information Form for the year ended December 31, 2019, as well as in our annual report on Form 40-F filed with the U.S. Securities and Exchange Commission and our other public filings, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Please also refer to the “Risks and Uncertainties” section, which can be found below.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found below.

All currency figures reported in the condensed consolidated interim financial statements and in this document are in US dollars, unless otherwise specified. Effective January 1, 2020, we adopted the US dollar as our functional and presentation currency. Refer to the “Change in Accounting Policies” section below for details.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward-looking statements include such words. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

•	our aim to develop and commercialize BLU-5937 for the treatment of hypersensitization disorders, including chronic cough and chronic pruritus;

•	our aim to complete additional preclinical studies on BLU-5937;

•	our aim to initiate the Phase 2b SOOTHE clinical trial of BLU-5937 for the treatment of patients with refractory chronic cough in the fourth quarter of 2020, and later stage clinical studies thereafter;

•	our aim to initiate the Phase 2 BLUEPRINT clinical trial of BLU-5937 for the treatment of patients with chronic pruritus associated with atopic dermatitis in the fourth quarter of 2020;

•	our aim to further explore the potential of BLU-5937 for the treatment of other afferent hypersensitization-related conditions;

•	our expectations with respect to the timing and cost of the research and development activities of BLU-5937;

•	the function, potential benefits, tolerability profile, effectiveness and safety of our product candidates, including BLU-5937, including with respect to patient population, pricing and labeling, and the impact of our enrichment strategy on labeling;

•	our expectations with respect to pre-commercialization activities related to the commercial launch of BLU-5937;

•	our expectations regarding the potential once-daily dosing with extended release formulation for BLU-5937 and our aim to begin prototype development of the BLU-5937 once-daily formulation in 2021;

•	our expectations regarding our ability to arrange for and scale up the manufacturing of BLU-5937 to reach commercial scale;

•	our estimates and assessment of the potential markets (including size) for our product candidates;

•	our expectations regarding pricing and acceptance of our product candidates by the market;

•	our estimates and projections regarding the size of the total addressable global refractory chronic cough market and associated P2X3 revenue potential;

•	the benefits and risks of our product candidates as compared to others;

•	our aim to obtain regulatory approvals to market our product candidates;

•	our expectations with respect to the cost of preclinical studies and clinical trials and commercialization of our product candidates, including BLU-5937;

•	our expectation of the continued listing of the common shares on the TSX and Nasdaq;

•	our current and future capital requirements and anticipated sources of financing or revenue;

•	our expectations regarding the COVID-19 pandemic and its impact on our business;

•	our expectations regarding the protection of our intellectual property;

•	our business strategy; and

•	our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:

•	the function, potential benefits, effectiveness and safety of BLU-5937;

•	the benefits and risks of our product candidates as compared to others;

•	the accuracy of our belief that more selective P2X3 inhibitors like BLU-5937 have an improved tolerability profile compared to less selective P2X3 receptor inhibitors in development;

•	progress, timing and costs related to the development, completion and potential commercialization of our product candidate;

•	estimates and projections regarding our industry;

•	market acceptance of our product candidate;

•	future success of current research and development activities;

•	achievement of development and commercial milestones, including forecasted preclinical study and clinical trial milestones within the anticipated timeframe;

•	our reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937;

•	that the timeline and costs for our preclinical and clinical programs are not incorrectly estimated or affected by unforeseen circumstances;

•	the successful development of once daily dosing with extended release formulation for BLU-5937;

•	our ability to achieve intended order of market entry of BLU-5937 relative to other P2X3 inhibitors;

•	our findings of statistically significant interaction between baseline cough frequency and treatment benefit, and realization of the intended benefits of our enrichment strategy;

•	our estimates and projections regarding the size of the total addressable global refractory chronic cough market and associated P2X3 revenue potential;

•	the capacity of our primary supply chain to produce the required clinical supplies to support a

Phase 3 program in refractory chronic cough within the anticipated timeframe;

•	absence of interruption or delays in the operations of our suppliers of components or raw materials, contract research organizations or other third parties with whom we engage, whether as a result of disruptions caused by the COVID-19 pandemic or otherwise;

•	our expectations regarding label indication for BLU-5937 in refractory chronic cough, including that such label indication would cover all refractory chronic cough patients;

•	absence of material deterioration in general business and economic conditions, including the impact on the economy and financial markets of the COVID-19 pandemic and other health risks;

•	the effectiveness of COVID-19 containment efforts and gradual recovery of global environment and global economic conditions;

•	the receipt of regulatory and governmental approvals for research and development projects and timing thereof;

•	the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;

•	our expectations regarding our status as a passive foreign investment company;

•	our estimates regarding future financing and capital requirements and expenditures;

•	the achievement of our forecasted cash burn rate;

•	the sufficiency and validity of our intellectual property rights;

•	our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;

•	our ability to source and maintain licenses from third-party owners on acceptable terms and conditions;

•	absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

•	the absence of material changes in market competition and accuracy of our assumptions and projections regarding profile and market dynamic amongst more selective agents;

•	our ability to attract and retain skilled staff;

•	our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;

•	the accuracy of the market research, third-party industry data and forecasts relied upon by us; and

•	the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See the “Risk Factors” section in our Annual Information Form for the year ended December 31, 2019 as well as our other public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for further risk factors that might affect us and our business. Please also refer to the “Risks and Uncertainties” section, which can be found below. Should one or more of the risks, uncertainties or other factors outlined in our Annual Information Form for the year ended December 31, 2019 as well as our other public filings materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

CORPORATE PROFILE

We are a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization disorders. Our product candidate, BLU-5937, is an investigational product that is a highly selective antagonist of the P2X3 receptor, a target linked to hypersensitivity. We are developing BLU-5937 for the treatment of chronic cough and chronic pruritus, or chronic itch. We believe these hypersensitization-related disorders, which share a common pathophysiology that is mediated through the P2X3 receptor, represent areas of significant unmet medical need and potentially large market opportunities. We believe BLU-5937’s characteristics observed in our preclinical studies and Phase 1 and 2 clinical trials position it for development as a competitive treatment option in the P2X3 antagonist class. We plan to initiate two trials in the fourth quarter of 2020 including SOOTHE, a Phase 2b trial evaluating the efficacy and safety of BLU-5937 in refractory chronic cough (“RCC”) patients. In the fourth quarter of 2020, we also plan to initiate BLUEPRINT, a Phase 2 proof-of-concept trial evaluating the efficacy and safety of BLU-5937 in patients with chronic pruritus associated with atopic dermatitis (“AD”).

Our shares trade on the Nasdaq Global Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”), both under the symbol “BLU”.

BUSINESS OVERVIEW

Key Updates

Completed a $40.3 million offering.

•	In October 2020, we completed an offering of our common shares resulting in gross proceeds to BELLUS Health of $40.3 million.

•	Our cash, cash equivalents and short-term investments as of September 30, 2020, together with the net proceeds of the October offering (after deducting underwriting discounts and commissions and estimated offering expenses), amounted to US$107 million.

Expects to initiate the Phase 2b SOOTHE clinical trial of BLU-5937 enriched for higher cough count patients in the fourth quarter of 2020.

•	Following a Type C meeting with the U.S. Food and Drug Administration ("FDA") on November 6th, the Company is proceeding with its planned Phase 2b SOOTHE trial in patients with RCC. The trial design was announced in September 2020.

•	Topline results from the SOOTHE trial are expected in the second half of 2021.

Announced topline results from the Phase 2 RELIEF clinical trial of BLU-5937 in patients with RCC in July 2020.

•	The RELIEF trial established proof-of-concept for BLU-5937 in the treatment of RCC patients.

•	While statistical significance for the primary endpoint of reduction in placebo-adjusted cough frequency in the overall trial population was not achieved, numerical differences in favor of drug were observed and pre-specified subgroup analyses in patients with cough frequencies ≥ 32 coughs and ≥20 coughs per hour (50% and 80% of trial participants) revealed statistically significant and clinically meaningful reductions in cough frequency relative to placebo.

•	Results showed that BLU-5937 was well tolerated, with taste disturbance events reported by fewer than 10% of patients receiving BLU-5937 and an overall safety profile similar to placebo.

On track to initiate the Phase 2 BLUEPRINT clinical trial of BLU-5937 in patients with chronic pruritus associated with AD in the fourth quarter of 2020.

•	Topline results from BLUEPRINT, a Phase 2 proof-of-concept clinical trial evaluating the efficacy and safety of BLU-5937 in chronic pruritus associated with AD, are expected in 2021.

Ended the quarter with cash, cash equivalents and short-term investments totalling $70.0 million.

October 2020 Equity Offering

On October 22, 2020, we raised total gross proceeds of $40.3 million by issuing a total of 17,888,889 common shares at a price of $2.25 per share in the United States and in Canada (the “2020 Offering”), including the exercise in full of the underwriters’ option to purchase 2,333,333 common shares. We intend to use the net proceeds of the 2020 Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes.

BLU-5937 for Chronic Cough

We are developing BLU-5937, a potent, highly selective, small molecule antagonist of the P2X3 receptor, as an oral therapy to reduce cough frequency in RCC patients.

On July 6, 2020, we announced topline results from our Phase 2 RELIEF clinical trial of BLU-5937 that demonstrated proof-of-concept in patients with RCC and also announced our intention to move forward with BLU-5937 in a Phase 2b trial. On September 8, 2020, we announced the design and details of the Phase 2b SOOTHE trial in RCC patients, which we expect will begin in the fourth quarter of 2020.

Phase 2 RELIEF Clinical Trial

The RELIEF trial established proof-of-concept for BLU-5937 in the treatment of RCC patients. The RELIEF trial did not achieve statistical significance for the primary endpoint of reduction in placebo-adjusted cough frequency at any dose tested in the Intent to Treat Population (n=67); however, pre-specified analyses regarding the impact of baseline cough frequency on treatment effect, including subgroup analyses in participants with baseline awake cough frequency of ≥ 20 coughs per hour (“coughs/h”) and ≥ 32 coughs/h (median), revealed statistically significant and clinically meaningful reductions in cough frequency relative to placebo:

•	Patients with ≥20 coughs/h (80% of trial patients) saw placebo-adjusted reduction in awake cough frequency of 20% (p=0.001), 18% (p=0.02), 19% (p=0.03) and 27% (p=0.003) at doses of 25, 50, 100 and 200 mg twice daily (“BID”) respectively.

•	Patients above the median with ≥32 coughs/h at baseline (50% of trial patients) saw placebo-adjusted reduction in awake cough frequency of 28%, 28%, 30% and 32% (all p< 0.0015) at doses of 25, 50, 100 and 200 mg BID, respectively.

•	A statistically significant relationship (p=0.0258) was observed between average awake cough frequency at baseline and treatment effect, linking increased baseline cough frequency with improved treatment benefit.

Top-line results

All patients — Intent to Treat Patient Population (n=67)

	PLACEBO-ADJUSTED
	REDUCTION
	IN AWAKE
	COUGH
DOSE	FREQUENCY	P-VALUE
25 mg BID	-11%	p=0.14
50 mg BID	-6%	p=0.46
100 mg BID	-8%	p=0.41
200 mg BID	-17%	p=0.09

Pre-specified Subgroup — Patients with awake cough frequency at ≥20 coughs/h (n=54)

	PLACEBO-ADJUSTED
	REDUCTION
	IN AWAKE
DOSE	COUGH FREQUENCY	P-VALUE
25 mg BID	-20%	p=0.0010
50 mg BID	-18%	p=0.0186
100 mg BID	-19%	p=0.0320
200 mg BID	-27%	p=0.0026

Pre-specified Subgroup — Patients with awake cough frequency at or above baseline median
(≥32.4 cough/h; n=34)

	PLACEBO-ADJUSTED
	REDUCTION IN AWAKE
DOSE	COUGH FREQUENCY	P-VALUE
25 mg BID	-28%	p=0.0005
50 mg BID	-28%	p=0.0003
100 mg BID	-30%	p=0.0014
200 mg BID	-32%	p=0.0006

BLU-5937 was observed to be well tolerated with the most common (≥5%) treatment-emergent adverse events being headache (9.8%), back pain (8.2%), dysgeusia (8.2%), diarrhea (6.6%), upper respiratory tract infection (6.6%), dizziness (6.6%), and oropharyngeal pain (4.9%). No treatment-related serious adverse events and no withdrawals due to treatment-related adverse events were reported at any dose.

Incidence of Most Frequent Adverse Events (>5% Incidence)

Taste related adverse events, including taste alteration and partial taste loss, were reported at all dose levels (6.5%, 9.8%, 10% and 8.6% at 25, 50, 100 and 200 mg BID, respectively, versus 4.9% on placebo) and mostly mild in nature. No patients reported complete taste loss. There were no clinically meaningful changes in vital signs, electrocardiogram or clinical laboratory values.

Incidence of Taste Disturbance Adverse Events (Safety Population)

RELIEF enrolled patients in 16 sites (eight in the United Kingdom and eight in the United States) and randomized a total of 68 RCC patients; 67 were included in the Intent to Treat population. 52 patients completed both treatment periods and 16 patients dropped out in total, including 13 as a result of difficulties with conducting follow-up visits related to the COVID-19 pandemic or early termination of the trial. There were three additional non-drug related discontinuations.

Learnings from Phase 2 RELIEF Data

Based on the RELIEF trial results, we believe cough frequency at baseline is a key indicator of potential treatment benefit, with subgroup analyses of patients having baseline awake cough frequencies ≥20 coughs/h and ≥32 coughs/h demonstrating statistically significant and clinically meaningful benefit at all doses. Based on these analyses and the patient level data of patients with baseline awake cough frequency of ≥20 coughs/h and <32 coughs/h, we have selected a baseline cough frequency of ≥25 coughs/h as an inclusion criterion for the Phase 2b trial.

No dose response was observed in the Phase 2 RELIEF trial, including an analysis of within-patient dose response curves. Plasma concentrations achieved in RELIEF are also consistent with achieving receptor occupancies in the 75-95+% range. Based on this information, doses of 12.5 mg BID, 50 mg BID and 200 mg BID were selected for the Phase 2b trial.

Expected Design of the Phase 2b SOOTHE Clinical Trial

The SOOTHE trial is planned as a multicenter, randomized, double-blind, four-week, parallel arm study evaluating the efficacy and safety of three doses of BLU-5937 (12.5, 50 and 200 mg BID) in 280 patients with RCC versus placebo. 240 participants with a baseline cough count of ≥25 awake coughs/h are expected to be randomized across four arms (1:1:1:1) evaluating the three active doses and placebo in the main study. Treatment arms will be stratified by baseline awake cough frequency to help balance the baseline cough count across trial arms. The primary efficacy endpoint will be the placebo-adjusted change in the 24-hour cough frequency from baseline to day 28 using a cough recorder in the main study. An additional 40 participants with a baseline awake cough frequency ≥ 10 to <25 awake coughs/h are expected to be randomized across two arms (1:1) evaluating one active dose (200 mg BID) and placebo to further investigate the effect of BLU-5937 in an exploratory analysis.

The trial is expected to enroll participants in approximately 120 sites, of which approximately 50% are expected to be in the United States. The first patient is expected to be dosed in the fourth quarter of 2020 and topline results from SOOTHE are expected in the second half of 2021.

We expect to conduct an interim analysis once 50% of patients have completed the main study, which is anticipated to occur in mid-2021. Using a predefined probability of efficacy hurdle, results from the interim analysis may be used to help select dose(s) for Phase 3 and initiate Phase 3 planning, including health authority interactions.

Market Opportunity in Chronic Cough

Chronic cough, our lead indication for BLU-5937, is a cough lasting more than eight weeks, and may have a significant adverse impact on patients’ quality of life. We estimate 10% of the adult population in developed countries suffer from chronic cough including the United States, nations in the European Union, the United Kingdom and Japan. This represents approximately 26 million patients with chronic cough in the United States alone.

We estimate that approximately 30% of chronic cough patients, or approximately nine million patients in the U.S., are uncontrolled or have RCC, which is the expected addressable patient population for BLU-5937. These RCC patients continue to cough despite treatment for potential underlying causes triggering the cough or their cough is unexplained. We estimate that approximately one-third, or approximately three million, of these RCC patients in the U.S. have been coughing for over a year, a key inclusion criteria in current RCC trials, including the Phase 2 RELIEF trial of BLU-5937. RCC patients can also be segmented by severity, with about 45% of patients having moderate to severe disease and 55% having mild disease. All of these patients are seeking therapy for their cough, but there is a wide spectrum in terms of impact on quality of life. Severely affected patients have a debilitating disease, moderately affected patients have important impacts on their quality of life, and mildly affected patients have fewer but still relevant impact from their disease.

BLU-5937 for Chronic Pruritus

We plan to initiate BLUEPRINT, a Phase 2 proof-of-concept trial evaluating the efficacy and safety of BLU-5937 in patients with chronic pruritus associated with AD (also known as eczema), in the fourth quarter of 2020.

The BLUEPRINT trial will be a randomized, double-blind, placebo-controlled, parallel group design trial to assess the efficacy, safety, and tolerability of BLU-5937 in approximately 100 patients suffering from moderate to severe chronic pruritus associated with mild to moderate AD. The trial is expected to be a two-arm study comparing BLU-5937 to placebo, each administered orally, BID, for four weeks.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and significantly impacts quality of life. It is a hallmark of many dermatologic disorders, including AD. It is estimated that AD affects more than 16.9 million adults in the United States. Despite currently available treatments, an estimated 40-50% of AD patients have inadequate relief of their pruritus and are in need of new, efficacious pruritus therapies.

BLU-5937 in Other P2X3 Hypersensitization-Related Disorders

In addition to chronic cough and chronic pruritus, BLU-5937 may potentially have clinical benefit in other afferent hypersensitization-related disorders. We are exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

Merck, Bayer and Shionogi are currently developing P2X3 antagonists for other afferent hypersensitization-related disorders, with Phase 2 trials ongoing or planned in five non-cough P2X3 indications, including trials for the treatment of sleep apnea, endometriosis pain, neuropathic pain and overactive bladder.

Supporting Preclinical and Clinical Development Activities

Preclinical and clinical development activities to support a Phase 3 RCC program start in early 2022 are ongoing or expected to be conducted in 2021, including: chronic toxicity studies in rats and dogs; a drug-drug interaction clinical trial in combination with an inhibitor of CYP3A4; an absorption, metabolism and excretion clinical trial; a clinical trial to assess the potential effect of BLU-5937 on cardiac repolarization as measured by QT/QTc interval; and a pharmacokinetic study in Asian population.

Chemistry, Manufacturing, and Controls (“CMC”)

We have a primary supply chain in place with the capacity to produce the required clinical supplies to support a Phase 3 program in RCC. Optimization and upscaling of the manufacturing process to reach commercial scale is ongoing.

Development of a Once-Daily (“QD”) Formulation

We have initiated the development of a QD formulation for BLU-5937 using an extended-release tablet formulation. A pharmacokinetic pharmacology-based modelization study has been completed and we anticipate beginning prototype development of the BLU-5937 QD formulation in 2021.

Acquisition of the Complete Ownership of BLU-5937 Intellectual Property Rights

On March 25, 2020, we closed an asset purchase and sale agreement to acquire all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets (the “BLU-5937 Assets”) from adMare BioInnovations’ NEOMED Institute (“adMare”). We now own 100% of the BLU-5937 Assets and no longer have any obligations to adMare, or any other third party, in respect thereof. Concurrently, we terminated the license agreement entered into in February 2017 pursuant to which we had exclusive rights to develop and commercialize the BLU-5937 Assets. Tiered royalty obligations of 3% to 5%, and a 10% revenue share of any M&A or partnership payments that would have been otherwise owed to adMare under the license agreement were extinguished.

In consideration of the forgoing, we issued to adMare and AstraZeneca AB (“AstraZeneca”) an aggregate of 4,770,000 common shares from treasury, representing 7.3% of the Company’s fully diluted equity at that time. In addition, we paid a cash consideration to adMare of $352,000 (CA $500,000). AstraZeneca assigned the BLU-5937 Assets to adMare in 2012.

Intellectual Property

Our BLU-5937 program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. We have secured composition of matter patent protection for BLU-5937 in all major pharmaceutical markets, including the United States of America, Europe, Japan and China, all with an expiration date of 2034. Under certain circumstances, such patent term may be extended for up to five years in certain jurisdictions such as the United States, Europe and Japan. In addition, we have secured methods of use patent protection in the United States for avoiding loss of taste response while treating a chronic cough patient through treatment with BLU-5937, expiring in 2038. Patent applications with similarly broad claims are currently pending in other industrialized nations.

RESULTS OF OPERATIONS

For the three-month period ended September 30, 2020, net loss amounted to $5,709,000 ($0.09 per share), compared to $6,520,000 ($0.14 per share) for the corresponding period the previous year. For the nine-month period ended September 30, 2020, net loss amounted to $24,263,000 ($0.43 per share), compared to $16,035,000 ($0.36 per share) for the corresponding period the previous year. The decrease in net loss in the three-month period is primarily attributable to a stock-based compensation net recovery related to our deferred share unit plan due to the BELLUS Health stock price decrease in July 2020. The increase in net loss in the nine-month period is primarily attributable to higher research and development expenses in relation to the development of BLU-5937, our product candidate for the treatment of chronic cough and chronic pruritus.

Research and development expenses, net of research tax credits, amounted to $5,796,000 for the three-month period ended September 30, 2020 ($18,205,000 for the nine-month period), compared to $5,600,000 for the corresponding period the previous year ($12,130,000 for the nine-month period). The increase in the nine-month period is primarily attributable to higher expenses incurred in relation to the development of BLU-5937, mainly activities in relation to the Phase 2 RELIEF trial in RCC for which top-line results were announced on July 6, 2020. We expect these expenses to continue to increase in subsequent quarters as we pursue the development of BLU-5937, for which we plan to initiate in the fourth quarter of 2020 two clinical trials, SOOTHE, a Phase 2b trial in RCC, and BLUEPRINT, a Phase 2 trial in chronic pruritus associated with AD.

General and administrative expenses amounted to $456,000 for the three-month period ended September 30, 2020 ($6,657,000 for the nine-month period), compared to $1,666,000 for the corresponding period the previous year ($4,493,000 for the nine-month period). The decrease in the three-month period is mainly due to a stock-based compensation net recovery related to our liability-classified deferred share unit plan due to the BELLUS Health stock price decrease in July 2020. The increase in the nine-month period is mainly due to increased general and administrative costs incurred since our Nasdaq listing in September 2019, offset in part by a stock-based compensation net recovery related to our deferred share unit plan.

Net finance income amounted to $540,000 for the three-month period ended September 30, 2020 ($588,000 for the nine-month period), compared to $739,000 for the corresponding period the previous year ($568,000 for the nine-month period). The decrease in net finance income for the three-month period is mainly attributable to a lower foreign exchange gain that arose from the translation of our net monetary assets denominated in Canadian dollars during the quarter.

Quarterly Results (Unaudited)

(in thousands of dollars, except per share data)

	2020	2020	2020	2019	2019	2019	2019	2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$3	$4	$4	$7	$7	$6	$7	$7

Expenses:
Research and development, net	5,796	5,899	6,510	7,048	5,600	4,100	2,430	1,716
General and administrative	456	3,439	2,762	2,087	1,666	1,771	1,056	659
Total operating expenses	6,252	9,338	9,272	9,135	7,266	5,871	3,486	2,375

Operating loss	(6,249)	(9,334)	(9,268)	(9,128)	(7,259)	(5,865)	(3,479)	(2,368)

Net finance income (costs)	540	912	(864)	(845)	739	(44)	(127)	378
Net loss	$(5,709)	$(8,422)	$(10,132)	$(9,973)	$(6,520)	$(5,909)	$(3,606)	$(1,990)

Loss per share	$(0.09)	$(0.14)	$(0.18)	$(0.18)	$(0.14)	$(0.13)	$(0.08)	$(0.06)

Due to the change in presentation currency, historical consolidated quarterly results for 2019 and 2018 in the above table were recast in USD by translating revenue and expenses at the average rate in effect for the respective period.

The variation of the net loss of a quarter compared to the corresponding quarter of the previous year are explained by the following elements.

The decrease in net loss for the third quarter of 2020 is primarily attributable to a stock-based compensation net recovery related to our deferred share unit plan due to the BELLUS Health stock price decrease in July 2020. The increase in net loss for the second quarter of 2020 is primarily attributable to higher research and development expenses in relation to the BLU-5937 program and higher general and administration expenses. The increase in net loss for the first quarter of 2020 and the fourth quarter of 2019 is primarily attributable to higher research and development expenses, higher general and administration expenses as well as higher foreign exchange loss.

Related Party Transactions

Dr. Francesco Bellini is the Chairman of our Board of Directors and provides ongoing advisory services under the terms of a consulting and services agreement between us and Picchio International Inc. (“Picchio International”), wholly-owned by Dr. Francesco Bellini and his spouse. Picchio International receives a monthly fee of $15,637 (CAD $20,833), plus the reimbursement of applicable expenses for services rendered under the agreement. The agreement has a one-year term renewable for successive one-year terms. We have recorded fees and expenses of $71,000 and $212,000 (CAD $96,000 and $286,000) and $73,000 and $216,000 (CAD $96,000 and $286,000) under the consulting and services agreement for the three and nine-month periods ended September 30, 2020 and 2019, respectively.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at September 30, 2020, we had available cash, cash equivalents and short-term investments totalling $70,034,000, compared to $89,980,000 as at December 31, 2019. For the nine-month period ended September 30, 2020, the net decrease in cash, cash equivalents and short-term investments amounted to $19,946,000, and is primarily attributable to funds used to finance our operating activities, mainly the research and development of our product candidate BLU-5937.

During the nine-month period ended September 30, 2020, we purchased short-term investments with initial maturities greater than three months and less than a year for an aggregate amount of $12,590,000, and redeemed at maturity short-term investments for an aggregate amount of $66,882,000 (purchased for $60,769,000 and redeemed at maturity for $11,179,000 for the nine-month period ended September 30, 2019).

There has been no significant change to our contractual obligations since December 31, 2019 other than in the ordinary course of business. As at September 30, 2020, we had commitments for expenditures related to contracts for research and development activities of approximately $6,527,000 (approximately $8,724,000 as at December 31, 2019), of which $1,895,000 is expected to be paid in 2020 and $4,632,000 in 2021.

During the nine-month period ended September 30, 2020, we issued 4,770,000 common shares from treasury in relation to the acquisition of the remaining BLU-5937 Assets, as discussed previously. Also, during that period, we received $176,000 and issued 128,222 common shares from treasury upon the exercise of stock options and we received $421,000 and issued 171,590 common shares from treasury upon the exercise of broker warrants. Finally, we granted 1,160,000 stock options and cancelled 88,055 stock options during the nine-month period ended September 30, 2020.

In October 2020, we raised total gross proceeds of $40.3 million from the 2020 Offering by issuing a total of 17,888,889 common shares at a price of $2.25 per share including the exercise in full of the underwriters’ option to purchase 2,333,333 common shares. We intend to use the net proceeds of the 2020 Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes.

The use of proceeds presented in our prospectus supplement dated October 19, 2020 did not include funds from the exercise of the overallotment option. Taking into consideration these additional funds, we intend to use the net proceeds of the 2020 Offering, together with our cash, cash equivalents and short-term investments on hand at the time of closing for the purposes and in the amounts indicated below.

	As per October 19, 2020 prospectus supplement	As at November 11, 2020, including overallotment option
BLU-5937 clinical trials in chronic cough and chronic pruritus	$59 million	$62 million
Manufacturing, formulation and scale-up	$16 million	$17 million
Other project costs	$5 million	$6 million

with the remaining net proceeds allocated to administrative expenses, working capital and other general corporate purposes.

As at November 11, 2020, we had 78,337,361 common shares outstanding and 84,178,027 common shares on a fully diluted basis, including 5,840,666 stock options granted under the stock option plan.

Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations in the foreseeable future.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying our accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2019, except for the addition of the following: the estimation of the cost of the in-process research and development (IPR&D) asset using the fair value of the issued share-based consideration related to the remaining BLU-5937 Assets we acquired in March 2020, for which further information can be found in note 6 to the condensed consolidated interim financial statements for the three and nine-months periods ended September 30, 2020.

Refer to the audited consolidated financial statements for the year ended December 31, 2019 for discussions on our accounting policies and estimates that are most important in assessing, understanding and evaluating our consolidated financial statements. Change in these estimates and assumptions could have a significant impact on our consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The accounting policies and basis of measurement applied in our condensed consolidated interim financial statements as at September 30, 2020 are the same as those applied in our consolidated financial statements for the year ended December 31, 2019, except as described below.

Change in functional and presentation currency in 2020

Effective January 1, 2020, the Company has adopted the United State dollar ("USD") as its functional and presentation currency. Prior to these condensed consolidated interim financial statements, the functional and presentation currency was the Canadian dollar ("CAD"). The change in the functional currency from the CAD to the USD reflects the primary economic environment in which the Company operates in. As a result of the advancement of the Company’s development programs, the Company anticipates higher research and development costs in future periods which will be denominated mainly in USD. In addition, these costs will be financed from proceeds received from the financing in USD that closed in September 2019. The Company also anticipates that potential future sales revenues and financings will be primarily denominated in USD.

As such, these condensed consolidated interim financial statements are presented in USD. On January 1, 2020, the change in functional currency resulted in the assets and liabilities as of December 31, 2019 being translated in USD using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency is applied prospectively.

The change in presentation currency was applied retrospectively and therefore, these condensed consolidated interim financial statements are presented in USD, together with the comparative information as at December 31, 2019, for the three and nine-months periods ended September 30, 2019, and for the consolidated statement of financial position as at January 1, 2019. For comparative purposes, historical consolidated financial statements were recast in USD by translating assets and liabilities at the closing rate in effect at the end of the respective period, revenues, expenses and cash flows at the average rate in effect for the respective period and equity transactions at historical rates. Any exchange difference resulting from the translation was included in accumulated other comprehensive income presented in shareholders’ equity.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

There have been no changes in our ICFR that occurred during the period beginning July 1, 2020 and ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our ICFR.

RISKS AND UNCERTAINTIES

We are clinical-stage biopharmaceutical company that operates in an industry that is dependent on a number of factors that include the capacity to raise additional capital on reasonable terms, obtain positive results of clinical trials, obtain positive results of clinical trials without serious adverse or inappropriate side effects, and obtain market acceptance of its product. An investment in our common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in our AIF and our annual report on Form 40-F filed with the U.S. Securities and Exchange Commission, as well as our other public filings with the securities regulators before investing in our common shares. If any of such described risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed, and investors may lose a significant proportion of their investment. There are important risks which management believes could impact our business. For information on risks and uncertainties, please refer to the “Risk Factors” section of our most recent AIF filed on SEDAR at www.sedar.com and included in the annual report on Form 40-F filed on EDGAR at www.sec.gov/edgar, of our other public filings as well as to the risk related to COVID-19 described below.

The COVID-19 pandemic could adversely impact our business and operations, including our clinical trials.

In December 2019, a novel strain of coronavirus known as “COVID-19” surfaced in Wuhan, China and rapidly spread to multiple countries around the world. In March 2020, COVID-19 was declared a global pandemic by the World Health Organization.

Patient enrollment for our Phase 2 RELIEF clinical trial of BLU-5937 for the treatment of RCC was completed prior to COVID-19 being declared a pandemic. However, we decided to terminate the trial early due to risk considerations and the impact of the COVID-19 pandemic on the ability to execute essential clinical trial activities. A total of 13 patients discontinued from the trial as a result of difficulties with conducting follow-up visits related to the COVID-19 pandemic or early termination of the trial. As a result, only 52 of a planned 68 patients completed both treatment periods, which may affect the quality, completeness and interpretability of data that we were able to collect from this trial. Moreover, COVID-19 may affect the timing and success of our planned Phase 2b SOOTHE clinical trial for RCC, as well as the Phase 2 BLUEPRINT clinical trial for chronic pruritus associated with AD. For instance, we may encounter delays or difficulties in clinical site initiation or patient enrollment, including as a result of a worsening of the COVID-19 pandemic. Moreover, if patients enrolled in the trial develop COVID-19, we may be required to interrupt key clinical trial activities at certain sites or it may limit the quality, completeness and interpretability of data we are able to collect. These factors may be exacerbated because frequent coughing, which is the hallmark of RCC, and taste disturbances, a potential side effect of P2X3 antagonists, are also COVID-19 symptoms.

Since we are considered an “essential service”, our operations in Quebec have not been subject to mandated business closures and, accordingly, disruptions to our business as a result of COVID-19 have been limited thus far. However, the COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain, such as the geographic spread and duration of the outbreak, travel restrictions and other public health measures, business closures or business disruptions, and the availability and effectiveness of treatments for the disease.

We cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19, but if we or any of the third parties with whom we engage, including the suppliers, regulators, contract research organizations and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. If the COVID-19 outbreak continues or increases in severity and results in expanded or prolonged travel, commercial or other similar restrictions, we could experience supply, logistics or other disruptions, which could have a negative impact on our ability to conduct research and development (including clinical trials) or commercialize products. As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business and clinical trials, including:

•	delays or difficulties enrolling and retaining patients in clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical staff;

•	interruption of key clinical trial activities, such as clinical trial site data monitoring, or interruption of clinical trial procedures;

•	limitations on the quality, completeness and interpretability of data we are able to collect from clinical trials;

•	interruption or delays in the operations of regulatory authorities, which may in turn impact approval timelines;

•	interruption or delays in the operations of our suppliers of components or raw materials, such as the China-based third-party contract manufacturer that supplies the API for BLU-5937, contract research organizations and other third parties as a result of staffing shortages, production slowdowns or stoppages, or other similar disruptions caused by the pandemic;

•	market volatility and conditions may limit our ability to raise additional capital to finance our business plans on attractive terms or at all;

•	we may suffer negative consequences due to vulnerabilities that may emerge as a result of shutdowns or disruptions, such as a cybersecurity incident;

•	one of our key executives, scientists or other personnel becomes incapacitated by COVID-19; and

•	limitations on employee resources.

Depending on its duration and severity, the COVID-19 pandemic may also have the effect of heightening other risks described in the “Risk Factors” section of our most recent AIF filed on SEDAR and included in our annual report on Form 40-F filed on EDGAR.